July 18, 2019

Jamie S. Miller
Senior Vice President and Chief Financial Officer
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210

       Re: General Electric Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-00035

Dear Ms. Miller:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery